INVESTOR PRESENTATION

JUNE 2019

SAFE HARBOR STATEMENT

This presentation contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words "could,“ "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions that are intended to identify forward-looking statements. All forward-looking statements speak only as of the date of this presentation. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. Forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical experience and present expectations or projections and the trading price for our common stock may fluctuate significantly. Forward-looking statements also are affected by the risk factors described in the Company's filings with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

POSITIONED FOR CORE GROWTH AND GLOBAL EXPANSION

- Leverage track record of success from highly regulated Italian gaming market
- U.S. Supreme Court Decision (May 2018) Opens U.S. Market for Sports Betting
- Targeting U.S. Tribal Gaming market
  - Initial focus on 17 states
  - Agreements expected to roll out 2019-2022
- Virtual Generation (VG) acquisition provides further global expansion opportunities
  - Cross-selling sports betting (ELYS) platform
  - VG established in 12 countries
  - Roulette, keno, horse/greyhound racing, soccer
- Looking for other SaaS opportunities in EMEA, Asia and South America



< 2017 2017 2018 2019 Planned

NEWGIOCO GROUP

ELYS BETTING SYSTEM – ONLINE USER EXPERIENCE



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ELYS BETTING SYSTEM – ONLINE USER EXPERIENCE – SKIN 1



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GIOCO
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ELYS BETTING SYSTEM – ONLINE USER EXPERIENCE – SKIN 2



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GIOCO
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ELYS GAMEBOARD

ELYS BETTING SYSTEM – LAND BASED USER EXPERIENCE


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Whatsapp +43 68184742130
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BOOKMAKER
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ELYS BETTING SYSTEM – LAND BASED USER EXPERIENCE


NEWALEABET
BOOKMAKER
You can gamble only if you are adult
Gambling can cause addiction
Informations
Live Schedule
All events
USA
BET
LIVE
CASINO
VIRTUAL
Live: Baseball - MLB - 02/06
NEW YORK YANKEES - BOSTON RED SOX
Total for whole match, inc. OT (12.5)
Over
Under
Total for whole match, inc. OT (13.5)
Over
Under
Total for whole match, inc. OT (9.5)
Over
Under
Who will win the match, inc. OT
1
2
Fourth Inning Top
NEW YORK YANKEES
3
2
BOSTON RED SOX
NEW YORK YANKEES
BOSTON RED SOX
SMART CODE
Standard
Advanced
Smart code / Reservation code
BETS CARD
Standard
System
Events n.: 0
Amount
Accept odds changes
Print

ELYS GAMEBOARD

NEWGIOCO GROUP

SUPERIOR RISK MANAGEMENT:
INNOVATIVE, PROVEN AND EFFICIENT BETTING PLATFORM

Improving our Handle to Revenue Conversion with Proactive Risk Management Tools



Newgioco Group:
Revenue Conversion (Gross Gaming Revenue as % of Handle)
Legacy Platform
Sportsbook volatility
Using ELYS Risk Management Platform
Significantly reduced volatility
17.9%
2.5%
7.7%
16.6%
6.9%
19.4%
12.1%
23.9%
10.1%
14.5%
13.4%
16.3%
12.7%
9.2%
8.0%
11.0%
7.5%
9.9%
9.9%
9.8%
7.7%
9.4%
8.8%
6.1%
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Handle: Web-based
Handle: Land-based
NWGI GGR as % of Handle

- Unique shop-client architecture (distributed model)
- Robust, highly flexible, scalable Sportsbook engine
- Stress-tested to 200K bets / minute
- Built-in:
  - Dynamic risk management algorithms
  - Artificial Intelligence learning bots
  - Adaptive Business Intelligence and CRM modules
  - Multi-channel functionality for all payment systems
- Crypto-friendly

ELYS BETTING SYSTEM – RISK MANAGEMENT – POWER BI


GGR
€ 7.17M
Handle S.
€ 51.54M
GGR Ratio %
13.91%
Days
1/1/2019
3/31/2019
Company
All
Product
All
User Type
Ctd
End user
Daily GGR
€ 0.4M
€ 0.2M
€ 0.0M
-€ 0.2M
-€ 0.4M
Jan 2019
Feb 2019
Mar 2019
€ 384.66K
€ 345.19K
€ 301.80K
€ 305.26K
€ 227.37K
€ 239.78K
€ 251.38K
€ 255.91K
€ 215.91K
€ 203.66K
€ 181.22K
€ 167.14K
€ 167.25K
€ 163.28K
€ 144.06K
€ 122.59K
€ 126.35K
€ 114.90K
€ 106.96K
€ 101.45K
€ 96.83K
€ 89.89K
€ 88.75K
€ 86.74K
€ 85.83K
€ 79.32K
€ 65.57K
€ 64.17K
€ 56.01K
€ 47.74K
€ 45.61K
€ 35.04K
€ 29.39K
€ 25.31K
€ 10.96K
€ 7.93K
€ 1.03K
-€ 2.65K
-€ 2.50K
-€ 27.79K
-€ 27.44K
-€ 62.83K
-€ 61.83K
-€ 120.12K
-€ 118.62K
-€ 179.16K
-€ 250.25K
-€ 247.13K
-€ 288.63K
-€ 282.35K
GGR by Product
Prematch
€ 3,354.70K
Virtual
€ 2,023.30K
Live
€ 1,591.35K
Hybrid
€ 201.90K
€ 0M
€ 1M
€ 2M
€ 3M
€ 4M
GRR Ratio %
50%
0%
46.82%
4.14%
36.67%
31.80%
35.71%
-28.69%
-27.13%
-37.75%
-6.79%
Jan 2019
Feb 2019
Mar 2019
GGR by PlaySource
Shop client
€ 5,183,900.74
Mobile site
€ 1,180,259.60
Website
€ 807,088.82
Unknown
€ 4.00
GGR by CouponType
Multiple Bet
€ 3,294,363.73
Combinations Bet
€ 2,149,933.60
Single Bet
Back
FILTERS
Quarterly - Monthly
Variance - KPI
Daily GGR
Daily Handle
Daily GGR/Handle by Sport
AVG Handle Segmentation
AVG Won Segmentation
GGR by Company

MARKET OVERVIEW:

LEGALIZATION OF THE U.S. SPORTS BETTING MARKET

- Sports betting legislation accelerating in the U.S.
  - 10 States enacted online gaming bills in 2017
  - In May 2018, the U.S. Supreme Court ruled to allow sports betting
- Smartphone apps currently transact ~70% of Nevada sports betting… not physical locations … representing a $4.9B market
- ***Regulation means protection for consumers and tax revenue for state and federal coffers***

$320M
Wagered legally on the Super Bowl

$5.7B
Wagered illegally on one game

$12B
To be wagered on March Madness

$3.6B
Wagered on MLB in one season

Source: American Gaming Association (AGA)

NEWGIOCO
GROUP

MARKET OVERVIEW:

ITALY IS THE LARGEST GAMING MARKET IN THE EU

Well-established business operations in the largest, most highly-regulated gaming market

Total Gaming Market Size

GGR (€ in billions, 2017)



Italy 20.1
United Kingdom 16.4
Germany 13.8
France 10.4
Spain 8.5
Netherlands 2.5
Sweden 2.3
Ireland 2.1
Finland 2.1
Greece 1.9

Source: Playtech/SNAI Conference Call

Italy Market Share



Bet365 (Hillside PLC) 18.23%
SNAITECH 11.36%
Eurobet Italia (GVC/Ladbrokes Coral) 11.13%
planetwin (SKS365) 9.69%
Sisal Entertainment 8.81%
Lottomatica Scommesse 7.89%
Goldbet 7.18%
All others 25.71%

Source: AGIMEG

Italy gaming market growing at double-digit rates

Highly fragmented global market

DRIVING GROWTH OF ITALIAN BOOKMAKING OPERATIONS

Established, Rapidly Growing, Profitable Business

- Expanding portfolio of products in existing stores and taking market share
- Acquisition opportunities as consolidation in Italy market expected to continue
- Opening new small town shops with attractive business model:
    - ♦ $15-20K to outfit a shop that does $100K-$125K in handle*/month
    - ♦ 10-12% hold drives US$10-15K in GGR/month → payback typically occurs within 3 months
- "Typical" handle for a small town shop is ~$100,000 - $125,000 per month


ALEABET
BOOKMAKER


ALEABET
ALEABET



* Handle (turnover) represents the total amount of wagers before deducting winnings

OUR PLANS FOR EXPANSION:
U.S. TRIBAL MARKETS

Leveraging our proven experience and solid technology foundation to target U.S. Tribal markets


WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
$5 Billion or more
$2-$5 Billion
$1 - $2 Billion
$200 Million - $1 Billion
$0 - $200 Million
No Tribal Gaming


WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
SD
KS
OK
TX
MN
WI
IA
MO
AR
LA
IL
MI
OH
KY
WV
VA
NC
SC
GA
AL
FL
PA
NY
Live in 2018
Live in 2019-20
Live in 2021-22
Live after 2022
Unlikely to authorize

- Focus on $32B Tribal market (Source: AGA)
- Targeting specific U.S. state markets
- Board of Directors with Nevada Gaming compliant backgrounds
- Non-Compact and select Compact tribes can move at their own pace
- Initial target: 17 states, comprising ~39% of the U.S. adult population
- ***Recently announced our flagship US deal with Fleetwood Gaming in Montana (SB330 - Sports Betting Act)***

Sources: AGA, Meister

COMPETITIVE LANDSCAPE:
ACQUISITIVE INDUSTRY

In the U.S. market, tribal casinos have been largely ignored in recent pairing transactions...

Select Pairing Transactions in the U.S.

William HILL	⟷	ELDORADO RESORTS
William HILL	⟷	FANDUEL
Kambi	⟷	DRAFT KINGS
Sportech PLC	⟷	sportradar
MGM RESORTS INTERNATIONAL	⟷	GVC Holdings
kindred	⟷	SG SCIENTIFIC GAMES
SG SCIENTIFIC GAMES	⟷	CAESARS ENTERTAINMENT
SBTech we know sports	⟷	CHURCHILL DOWNS

- Pairings have largely been Resort Operators and Sportsbook Providers (Access Deals)
- Tribal Resort Operators have not participated in any significant pairings to date
- Tribal Resort Operators want to maintain sovereignty of data/customers
- We believe Tribal Resort Operators do not want to partner with resort competitors
- ***We believe we can deliver higher margins, with lower risks for the tribes***

VIRTUAL GENERATIONS' ESTABLISHED PRESENCE

Limited Geographic Overlap with Newgioco, Opportunity for Global Expansion

VG's Current Operations



Albania
Colombia
Dominican Republic
Honduras
Italy
Mexico
Nicaragua
Nigeria
Paraguay
Peru
Turkey
Uganda

VG's Offerings



Horse Racing



Greyhounds



English League



American Roulette



Italian League



Keno

NEWGIOCO GROUP

REVENUE STREAMS


Handle - Q1/19
19%
40%
41%
Sportsbook
Casino
Poker


Handle - 2018
18%
44%
38%
Sportsbook
Casino
Poker


GGR - Q1/19
10%
19%
71%
Sportsbook
Casino
Poker


GGR - 2018
8%
15%
77%
Sportsbook
Casino
Poker


Longer-Term Model
34%
29%
12%
25%
Sportsbook (Italy)
Casino (Italy)
Poker (Italy)
SaaS

NEWGIOCO GROUP

MARGIN PROFILE

	Gross Gaming Revenue (GGR) Conversion
Sportsbook	12 - 18%
Casino	3 - 4%
Poker	3 - 4%
SaaS	25-30%

Longer Term targets 15-20% margins (vs 10-15% guidance in 2019)

NEWGIOCO GROUP

SIGNIFICANT OPERATING LEVERAGE

Substantial operating leverage provides significant opportunity for increasing profitability

- Operating expenses are either largely fixed or discretionary
- Increase in Handle results in blended product mix with only a modest increase in headcount and operating expense

(in US$ millions)	Total Handle	LESS: Payouts	LESS: Gaming Tax	PLUS: Add'l Revenues	Total Revenue	LESS: Selling Expenses	LESS: General & Admin Exp.	Operating Income
Newgioco [FY 2017]	219	(195)	(1.8)	1.2	22.9	(15)	(6)	2.6
		Conversion: From Handle to Revenue			*10.5%*	*Operating Conversion: Total Revenue to Op Income*		*11.3%*
Newgioco [FY 2018]	413	(376)	(3.4)	0.3	34.6	(24)	(10)	0.4
		Conversion: From Handle to Revenue			*8.4%*	*Operating Conversion*		*1.2%*
						Conversion from Total Revenue to Adjusted EBITDA		*10.3%*
Illustrative Example	1,030				84			12
		Conversion: From Handle to Revenue			*8.2%*	*Operating Conversion: Total Revenue to Op Income*		*14.3%*

5x

5x

NEWGIOCO GROUP

FINANCIAL OVERVIEW:
TRACK RECORD OF STRONG OPERATING RESULTS

Capturing just 1% of the massive U.S. market could DOUBLE REVENUE and TRIPLE EBITDA


Annualized Revenue
USD in thousands
2X Revenue
283%
5-YEAR CAGR
2014-2018
$34,575
$22,865
$8,898
2016
2017
2018
+ 1 % U.S.
Market Share


Adjusted EBITDA
USD in thousands
+200%
3X Adjusted
EBITDA
$2,595
$3,555
$0
2016
2017
2018
+ 1 % U.S.
Market Share

NEWGIOCO
GROUP

VALUATION:

NWGI IS UNDERVALUED COMPARED TO PEERS

Trading at Lower EV/Sales and EV/EBITDA Ratios Compared to Peers

	Ticker	Price (Local)	Mkt Cap (US$)	LTM Rev (US$)	EV/Sales 2017	EV/Sales 2018	EV/Sales 2019	EV/EBITDA 2017	EV/EBITDA 2018	EV/EBITDA 2019	P/E 2017	P/E 2018	P/E 2019
Newgioco Group Inc	**NWGI-US**	**$ 0.45**	**47**	**35**	**1.7**	**1.3**	**1.0**	**15.7**	**9.4**	**5.2**	**22.5**	**22.5**	**11.2**
Evolution Gaming Group AB	EVO-SE	899.00	3,347	76	14.9	12.0	8.8	32.9	27.3	19.3	43.2	35.9	25.9
Scientific Games Corporation	SGMS	20.42	1,897	3,388	3.4	3.2	3.0	8.7	8.0	7.8	NM	NM	NM
William Hill PLC	WMH-GB	1.36	1,517	2,162	0.7	0.8	0.8	3.4	4.3	6.3	4.5	6.4	13.5
Playtech plc	PTEC-GB	4.05	1,594	1,463	2.1	1.5	1.2	5.2	5.4	4.8	6.3	6.2	7.9
Betsson AB Class B	BETS.B-SE	59.00	845	619	1.6	1.6	1.6	6.4	5.6	6.4	9.7	7.7	9.6
Cherry AB Class B	CHER.B-SE	87.30	#N/A	358	3.9	3.1	2.8	20.7	11.4	12.7	NM	19.4	20.0
NetEnt AB Class B	NET.B-SE	29.63	736	197	3.4	3.6	3.8	7.5	7.7	7.7	11.2	11.3	12.8
888 Holdings Plc	888-GB	1.31	615	541	0.9	0.9	0.9	5.4	4.5	5.4	8.5	6.5	10.7
Kambi Group plc Class B	KAMBI-SE	190.70	597	94	7.6	6.8	5.6	29.5	22.6	19.0	NM	53.6	46.3
Inspired Entertainment, Inc.	INSE	7.94	181	141	2.3	2.0	2.2	6.9	5.2	6.0	NM	NM	NM
GAN plc	GAN-GB	0.56	60	14	3.9	3.6	3.0	NM	NM	NM	NM	NM	NM
				AVERAGES:	4.1	3.5	3.1	12.6	10.2	9.5	13.9	18.4	18.3

Source: FactSet (as of May 20, 2019)

SUPERIOR RISK MANAGEMENT:

INNOVATIVE, PROVEN AND EFFICIENT BETTING PLATFORM

Improving our Handle to Revenue Conversion with Proactive Risk Management Tools



Legacy Platform
Using ELYS Risk Management Platform
Newgioco Group:
Revenue Conversion (Gross Gaming Revenue as % of Handle)
€ 50
€ 40
€ 30
€ 20
€ 10
€ 0
25%
20%
15%
10%
5%
0%
18%
3%
8%
17%
7%
19%
24%
12%
10%
14%
13%
16%
13%
9%
8%
11%
8%
10%
10%
10%
9%
7.8%
8.9%
6.2%
7.6%
10.2%
5.4%
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Handle: Land-Based
Handle: Web-Based
NWGI GGR as % of "Handle"

- Robust, highly flexible, scalable Sportsbook engine
- Stress-tested to 200K bets / minute
- Built-in:
  - Artificial Intelligence learning bots
  - Built-in adaptive Business Intelligence and CRM modules
  - Built-in dynamic risk management algorithms
  - Built-in multi-channel functionality for all payment systems
- Crypto-friendly

NEWGIOCO GROUP

GUIDANCE

INITIAL GUIDANCE FOR 2019:

- Revenue growth of 25% to 35%
- Operating margins in the 10 to 15% range
- U.S. SaaS customers by the end of 2019: 50,000 active U.S. players
- Handle (exclusively Italy): at least US$500M

BALANCE SHEET

	As of	
	3/31/2019	12/31/2018
Cash and cash equivalents	$5,179,403	$6,289,903
Other current assets (combined)	$1,567,824	$1,261,460
Total Current Assets	$6,747,227	$7,551,363
Restricted cash	$1,549,431	$1,560,539
Intangible assets (Ulisse and Multigioco acquisitions)	$16,468,511	$12,583,457
Other noncurrent assets (PPE, Goodwill, Investment)	$900,674	$892,351
Total Noncurrent Assets	$18,918,616	$15,036,347
Total Assets	**$25,665,843**	**$22,587,710**
Total Debt (Debentures, Line, Notes)	$9,685,421	$5,356,652
Other liabilities	$8,151,579	$7,357,426
Total Liabilities	**$17,837,000**	**$12,714,078**
Total Stockholders' Equity	**$7,828,843**	**$9,873,632**
Total Liabilities & Stockholders' Equity	**$25,665,843**	**$22,587,710**

A CLEAN CAPITAL STRUCTURE

Capital Structure

Debt Outstanding	As of March 31, 2019
Bank line of credit	$825,000
Debentures, net of discount 10% per annum, due 2020 Convertible at $0.40 / share Callable at $0.80/ share	$4,473,994
Other current debt	$4,196,230
Other long-term debt	$190,197
Total Debt	**$9,685,421**
Shareholders' Equity	**As of March 31, 2019**
Basic shares outstanding	77,980,255
Debentures – convertible Fixed exercise price - $0.40 / share	20,645,202
Warrants – exercisable Avg. exercise price - $0.50 / share	8,713,064
Weighted average diluted shares outstanding (includes warrants and convertible debt)	**107,338,521**

Ownership: Tightly Held by Insiders



Retail
15%
Management
& Insiders
60%
Institutions
25%

NEWGIOCO GROUP

INVESTMENT HIGHLIGHTS

Newgioco Group is a vertically-integrated leisure gaming technology company with fully-licensed online and land-based gaming operations now expanding into the bourgeoning U.S. sports betting market using its ELYS Betting Platform

Proven operations in Italy provide a solid launching point for ***U.S. and global expansion***

Supreme Court (May 2018) decision legalizing sports betting creates ***secular 15-year U.S. opportunity***

Track-record of ***strong operating results***, 3-year revenue CAGR of 87% and profitable on a non-GAAP basis

Newgioco capturing increasing share of ***significant, expanding market opportunity***… $500B Global Gaming Market

Significant operating leverage and positive Adjusted EBITDA[1] over previous two years.

Proven and cutting-edge sports betting platform provides ***superior risk management*** with limited competition

[1] *See Slide 23 for the Reconciliation to Adjusted EBITDA*

CONTACTS

Newgioco

- Michele Ciavarella
- CEO
- m.ciavarella@newgiocogroup.com

Hayden IR – Investor Relations

- Brett Maas
- 646-536-7331
- Managing Partner
- brett@haydenir.com

RECONCILIATION TO ADJUSTED EBITDA

Reconciliation to Adjusted EBITDA	For the 3 months ended March 31,	
	2019	2018
Comprehensive Income (Loss)	(3,161,396)	704,159
Total other expenses	1,528,790	(556,656)
Foreign currency translation adjustment	56,180	64,518
Income tax provision	261,547	245,036
EBIDTA	(1,314,879)	457,057
Items Relating to Legacy Activities	**0**	**1,000,000**
Product Readiness and U.S. Market Launch	**441,621**	
Professional Fees (attorneys and legal, IR and advisors, outsourced finance support, including for acquisition)	312,216	
Marketing and Promotion, Brokers Fees	129,405	
Items Outside the normal course of business	**495,239**	
Acquisition-related expenses (Europe)	34,065	
USA Marketing, Communications, and Product Readiness	358,979	
Office expansion and retrofit	102,195	
Adjusted EBIDTA	(378,019)	1,457,057

NEWGIOCO GROUP